

Mail Stop 6010

May 29, 2008

Mr. Joseph D'Agostino
Chief Financial Officer
Milestone Scientific, Inc.
220 South Orange Avenue
Livingston Corporate Park
Livingston, NJ 07039

      RE: **Milestone Scientific, Inc.**
              Form 10-KSB for the fiscal year ended December 31, 2007
              Filed March 31, 2008
              Form 10-Q for the period ended March 31, 2008
              Filed May 15, 2008
              File No. 1-14053

Dear Mr. D'Agostino:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Angela J. Crane
                           Accounting Branch Chief